Proxy

ANNUAL GENERAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS OF

DYNAMIC OIL & GAS, INC. (the "Company")

TO BE HELD AT	Fraser Room,
Holiday Inn Vancouver Airport
Richmond, British Columbia

on Friday, June 18, 2004 at 1:00 p.m. (Vancouver time).

The undersigned Shareholders of the Company hereby appoints, WAYNE J. BABCOCK, a Director of the Company, or failing this person, MICHAEL A. BARDELL, Secretary of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Meeting of the Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Information Circular)

		For	Against
1.	To determine the number of Directors at seven
		For	Withhold
2.	To elect as a director, Mr. Wayne J. Babcock
		For	Withhold
3.	To elect as a director, Mr. Donald K. Umbach
		For	Withhold
4.	To appoint Ernst & Young as Auditors of the Company
		For	Against
5.	To authorize the Directors to fix the auditors' remuneration
		For	Against
6.	Special resolution to remove the application of the Pre-existing Company Provisions under new Business Corporations Act.
		For	Against
7.	Special resolution to eliminate the maximum number of common shares that the Company is authorized to issue.
		For	Against
8.	Special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company.
		For	Against
9.	Amendment to the 2003 Stock Option Plan to increase by 115,612 the shares reserved for issuance under the Option Plan.
		For	Against
10.	To transact such other business as may properly come before the Meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE SHAREHOLDER OR INTERMEDIARY, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL OR ON THE REGISTER OF SHAREHOLDERS.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.
If someone other than the Shareholder of the Company signs this proxy form on behalf of the named Shareholder of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Shareholder, it shall be deemed to be dated the date of receipt.

3.	(i)	If a registered Shareholder wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting.

(ii)
If the securities of a Shareholder are held by a financial institution and the Shareholder wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Shareholder’s name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Shareholder’s vote will be counted at that time.

4.
If a Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the Shareholder can appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Shareholder's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Shareholder, this proxy form confers discretionary authority upon the Shareholder's appointed proxyholder.

5.
If the Shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

6.
The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7.
If a registered Shareholder has returned the proxy form, the Shareholder may still attend the Meeting and vote in person should the Shareholder later decide to do so. To attend, and vote at the Meeting, the Shareholder must record his/her attendance with the Company’s scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of CIBC Mellon Trust Company by mail or by fax no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of the CIBC Mellon Trust Company is Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 and fax no. is (604) 688-4301